Exhibit 99.1

Stellar Biotechnologies Presents KLH Verification Method at Aquaculture America Conference

PORT HUENEME, CA, (February 12, 2014) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), announced today the presentation of a poster at Aquaculture America 2014 (Seattle, February 9-12, 2014), describing a new method for verifying authenticity of Keyhole Limpet Hemocyanin (KLH) product.

KLH is an important protein widely used in the pharmaceutical industry as a hapten carrier in active immune therapies and as an injectable product for immune function testing.  KLH product is obtained only from the hemolymph of the Giant Keyhole Limpet (Megathura crenulata), a relatively scarce marine gastropod.

The poster titled “When Is A Keyhole Limpet a Giant?: A Rapid Assay to Verify Megathura Crenulata Hemocyanin” is the result of work conducted jointly by California State University, Fullerton and Stellar’s scientists.  The study goal was to design a rapid, cost-effective test to distinguish Megathura crenulata KLH from hemocyanins of non-Megathura crenulata source.

The project involved development of a rapid, cost-effective method of verifying the source of a hemolymph product; specifically, a PCR-based test to positively identify if hemolymph is actually KLH (keyhole limpet hemocyanin), not from another gastropod species.  The method relies on polymerase chain reaction (PCR), a molecular technique that amplifies DNA for analysis.
“Verification of starting material is the foundation for ensuring KLH authenticity and quality,” said Catherine Brisson, Ph.D., Stellar’s Chief Operating Officer.  “At Stellar, we are continually assessing advanced analytical methods for use in KLH production; a hallmark of our leading position in KLH manufacture and quality control.”

Aquaculture America 2014 is the largest aquaculture conference in the Western hemisphere.  It is hosted by the U.S. Aquaculture Society, a chapter of the World Aquaculture Society, dedicated to the exchange of information among the diverse aquaculture in the advancement of aquaculture industry.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (US OTCQB: SBOTF) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

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Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.org.

Company Contacts:
Frank Oakes
President and CEO
Phone +1 (805) 488-2800
IR@stellarbiotech.com

Mark A. McPartland
Vice President of Corporate Development and Communications
Phone: +1 (805) 488-2800
markmcp@stellarbiotech.com
www.stellarbiotech.com

Forward Looking Statements
There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.